Exhibit 10.2

August 11, 2010

Mr. Tony Genito
640 Glenover Drive
Alpharetta, GA 30004

Dear Tony,

As you are aware, the Company recently announced the relocation of the corporate headquarters of Spectrum Brands from Atlanta, Georgia to Madison, Wisconsin.  It is the Company’s intention to complete this transition in an orderly manner, focused on ensuring that the functions located in the Atlanta office continue to deliver on all of their requirements while maintaining the highest professional conduct during this transition.

In connection with, we are extremely pleased that you accepted our offer to remain in your current role as the Company’s Chief Financial Officer and set up permanent residence in the Madison, Wisconsin area and will establish permanent residence in Madison. While many of your current team members have not yet determined affirmatively whether they are able and willing to relocate, you will have the ability to build the CFO organization here in the Madison, WI Corporate Headquarters.

In connection with this decision to remain in the CFO role in Madison, we will be pleased to provide the following compensation and relocation related items.

Relocation:

Projected Relocation Date of  September 30, 2010 with full Executive Relocation Benefits, in accordance with Company policy. (Detail to be provided under separate cover.)

Retention-Related Compensation:

Retention Bonus:

Up to $500,000.00 (minimum $100,000.00), subject to taxes and withholding, based upon the completion of the following responsibilities:

1)	Transition of all finance functions from Atlanta to Madison

2)	Completion of all successful required public filings on a quarterly, annual and merger-related basis

3)	Identification of replacements for all key finance functions that relocate to Madison

4)	Compliance with all contractual obligations.

The Retention Bonus shall be paid no later than June 16, 2011, provided you are employed on such date. Final determination of the amount of the Retention Bonus is subject to the discretion of the CEO.

Retention Stock Grant:

A restricted stock grant in the value of $500,000.00 to vest in equal thirds annually over a three-year period.  Grant date anticipated to be equal to date of relocation (defined by your establishment of a primary address to Madison, WI location.)

Executive Incentives:

Management Incentive Program (MIP) & Long Term Incentive Program (LTIP):

In addition, you would be eligible to continue to participate in the Management Incentive Plan at your current target levels, as well as the equity compensation program, notwithstanding the general program requirement that you remain employed through the payment or vesting dates. The approved equity plan for FY 2011 and FY 2012 would grant you performance-based restricted stock of 77,778 shares and performance-based restricted options of 33,333 shares that would vest upon hitting the approved performance measures 50% on the first anniversary date of the grant and 50% on the second anniversary date of the grant.

Modification of Employment Agreement Dated June 9, 2008:

This letter does not impact the terms of your Employment Agreement dated June 9, 2008 (“Employment Agreement”) and all terms and conditions of your Employment Agreement remain unchanged, except as expressly modified in this letter, and except that your principal place of business for purposes of paragraph 1 of the Employment Agreement shall be considered Madison, Wisconsin.

The Company and Mr. Genito acknowledge that Mr. Genito’s Employment Agreement includes a provision permitting Mr. Genito to terminate his employment with the Company for Good Reason upon the occurrence of certain events including upon the relocation of Mr. Genito’s principal place of employment to a new location more than a specified distance from his current place of employment.  Such termination for Good Reason would be treated, for purposes of Mr. Genito’s Employment Agreement, as a termination by the Company without Cause.  The Company and Mr. Genito agree that (i) Mr. Genito will not be required to relocate on a permanent basis to Madison, Wisconsin prior to September 30, 2010 and (ii) that Mr. Genito will not elect to terminate his employment for Good Reason as a result of the request to relocate to Madison, Wisconsin and, as noted above, after Mr. Genito relocates to the Madison, Wisconsin area, the principal place of his employment for purposes of paragraph 1 of his Employment Agreement shall be Madison, Wisconsin.

While this letter is a confirmation of our offer to you of employment and compensation, it is not meant to imply or constitute an employment contract, or alter in any way the mutually understood “employment at will” relationship between you and Spectrum Brands. If we terminate your employment early, your severance payments, as well as the other benefits listed above, will commence immediately following your termination in accordance with, where applicable, your Employment Agreement.  All payments are subject to applicable taxes.

On behalf of Spectrum Brands, your efforts, hard work and commitment are very much appreciated. Your cooperation in effecting a seamless translation of your function from Atlanta to Madison is vital to the success of the Company. Thank you for your dedication in making this happen and we welcome you and your family to Madison.

In order to acknowledge acceptance, please execute where called for below.

Sincerely,

     /s/David R. Lumley
David R. Lumley

Chief Executive Officer

      /s/Tony Genito

Executive:  Tony Genito